                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                          For the month of January 2002

                              LJ International Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             Unit #12, 12/F, Block A
                             Focal Industrial Centre
                     21 Man Lok Street, Hung Hom, Hong Kong
                    ----------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X   Form 40-F
                                        ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes       No  X
                                        ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   .

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       LJ International Inc.
                                                   -----------------------------
                                                           (Registrant)



Date: January 7, 2002                              By: /s/ NG HON TAK RINGO
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                                                       NG HON TAK RINGO,
                                                       Chief Financial Officer

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                 DESCRIPTION
------                 -----------
99.1                   Press Release